RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-03 JANUARY 12, 2004

NEWFOUNDLAND AND LABRADOR GEOLOGICAL SURVEY REPORTS
"BONANZA GRADE EPITHERMAL GOLD" ON RUBICON'S AVALON PROJECT

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to report that on January 12th, 2004, the Geological Survey of Newfoundland and Labrador released significant gold results from sampling of veins and vein breccias on Rubicon's extensive Avalon project, located in SE Newfoundland.

The Open File government report, is entitled "Bonanza-grade gold from Neoproterozoic low-sulphidation epithermal veins and breccias, Bergs prospect, Avalon Zone, Eastern Newfoundland." The following is an extract from that report.

"Recent mapping and lithogeochemical sampling of the Late Neoproterozoic epithermal veins and breccias at the Bergs Prospect (Manuels area, Avalon Peninsula) has documented the first example of bonanza-grade, low-sulphidation gold mineralization in the Newfoundland Avalon Zone.

Grab samples collected from multidirectional, crustiform-banded silica-hematite veins and vein-breccia that intrude silica-altered rhyolite and rhyolite breccia in outcrop in the central part of the Bergs Prospect yielded the following high-grade gold assays: 54.30 g/mt, 26.50g/mt, and 23.60g/mt; a replicate analysis of the pulp of the 54.3 g/mt Au assayed 45.9g/t Au. Other veins in the same outcrop assayed 4.9 g/t, 1.65 g/mt, 0.34g/mt, 0.27g/mt, 0 .14g/mt and <7ppb g/mt (detection limit). Four of five grab samples of banded vein fragments collected from subcropping angular breccia located ca. 85 m to the northwest of the high-grade gold veins contain anomalous gold: 7.75 g/mt, 5.41g/mt, 4.87 g/mt, 2.06 g/mt."

The report concludes:

"The low-sulphidation veins and breccias of the Bergs Prospect are examples of widespread, robust, well-preserved systems characterized by variably anomalous gold content and discrete zones of multi-gram gold concentrations. New data presented above: i) prove the hypothesis that these Neoproterozoic low-sulphidation veins should contain bonanza-grade concentrations of gold, ii) indicate that highly prospective crustal levels are preserved in these Neoproterozoic systems, and iii) underscore the importance of high density sampling in prospecting within these systems. "

Rubicon controls a 45 kilometre long district scale land position at Avalon which covers other known epithermal gold occurrences documented by Rubicon and others (see news release dated October 30, 2003 and Company website at www.rubiconminerals.com) and is pleased to learn of encouraging results from this independent source. Rubicon acknowledges the continuing work done by the Sean O'Brien of the Geological Survey in documenting this well preserved gold-bearing epithermal system. Interested parties may obtain a full copy of the report from the Newfoundland and Labrador Department of Mines and Energy, Geological Survey, Open File 001N/10/0742.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.